SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 Date: May 2003

                                   Disco S.A.
                  -------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Disco S.A.
                  -------------------------------------------
                 (Translation of registrant's name into English)

                                    Argentina
                                ---------------
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
           ----------------------------------------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: +54-11-964-8017
                                                       ---------------

                                    001-14292
                                 --------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                              ---                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                    No   X
                        ---                     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------------------

On May 29, 2003, Disco S.A. (the "Company") submitted two letters to the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) (the "Bolsa") (i) informing the Bolsa that Mr. Alfredo Garcia Pye, who acted as General Manager and CEO of Disco S.A., would be leaving the Company and will be replaced by Mr. Lucas Gerardus Baptist de Jong, effective June 1, 2003 (the "First Letter to the Bolsa") and (ii) providing the Bolsa with a summary of the resolutions adopted by General Ordinary and Extraordinary Shareholders' Meeting of the Company held on May 27, 2003 (the "Second Letter to the Bolsa"). Unofficial English translations of the First Letter to the Bolsa and the Second Letter to the Bolsa are attached hereto as Exhibit 1 and Exhibit 2.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Disco S.A.


Date: June 4, 2003                 By: /s/Lucas Gerardus Baptist de Jong
                                      -------------------------------------
                                      Name:  Lucas Gerardus Baptist de Jong
                                      Title: Vice President acting as President

                                LIST OF EXHIBITS



The following exhibits have been filed as part of this Form 6-K:


Exhibits            Description
--------            -----------


1. Unofficial English translation of the First Letter to the Bolsa.

2. Unofficial English translation of the Second Letter to the Bolsa.

                                                                       Exhibit 1

                                   DISCO S.A.

                                              City of Buenos Aires, May 29, 2003


Buenos Aires Stock Exchange


Re: Appointment of General Manager - CEO

     This is to give notice to you that Mr. Alfredo Garcia Pye, who acted in the capacity as General Manager and CEO of Disco S.A., has informed Disco of his need to return to the Republic of Peru, where he will continue serving as General Manager and CEO of Supermercados Santa Isabel S.A., a company owned by the Ahold Group. The Ahold Group has entrusted to Mr. Alfredo Garcia Pye the task of conducting the transfer process of its business in the Republic of Peru. In view of Mr. Alfredo Garcia Pye's transfer, effective June 1, 2003, it has been resolved that his position will be held by Mr. Lucas Gerardus Baptist de Jong, who currently serves as Vice Chairman of the Board acting as President. It is further made known that the Board of Directors of Disco S.A. has expressed its acknowledgement of the important tasks carried out by Mr. Alfredo Garcia Pye during his performance and thanks him for his outstanding performance.


Lucas Gerardus Baptist de Jong
Vice-Chairman acting as Chairman

                                                                       Exhibit 2

                                   DISCO S.A.

                                                      Buenos Aires, May 29, 2003

Buenos Aires Stock Exchange



Re: Summary of General Ordinary and Extraordinary Shareholders' Meeting dated May 27, 2003

Ladies and Gentlemen:

Below is a summary of the resolutions adopted by General Ordinary and Extraordinary Shareholders' Meeting of Disco S.A. held on May 27, 2003.

Opening Time: 10.10 a.m.                    Closing Time: 11.00 a.m.
Attending Shareholders: Two shareholders (acting by proxy)
Attending Capital: 197,146,270 shares representing 83.4799% of the Stock Capital Number of votes present: 197,146,270 votes

The shareholders' meeting unanimously approved the following items of the
Agenda:

Item one:
That the minutes be signed by the two representatives of the shareholders.

Item two:
To fix at three (3) the number of regular directors and to ratify the appointment of regular directors made by the Supervisory Committee at its meeting dated February 26, 2003. The Board of Directors is thus composed of directors Mattheus Petrus Maria de Raad, Lucas Gerardus Baptist de Jong and Jesus Alfonso Ignacio Fernandez de Gabriel.

Item three:
To fix at one (1) the number of alternate directors and to appoint Mr. Patricio Alejandro Williams to the position of alternate director.

Item four:
To amend Section Eight of the company's bylaws in order to allow the holding of Board Meetings at other locations.

Item five:
To increase the stock capital from $236,160,000 to $512,770,000 and to call the shareholders to subscribe for such capital increase in cash or by capitalization of irrevocable capital contributions and to exercise their preemptive and accretion rights for a term of thirty days, ordering the publication of notices as required by the law.

Item six:
To take notice of the explanations given by the Board of Directors regarding the reasons why it has been materially impossible to file on the due date the financial statements as of December 31, 2002 with the Argentine Securities Commission and the Buenos Aires Stock Exchange.

Item seven:
To take notice of the explanations given by the Board of Directors regarding the results of the internal audit conducted at Disco S.A. in connection with several items of the work plan, of which the Buenos Aires Stock Exchange and the Argentine Securities Commission have been previously informed.

Sincerely yours,


Lucas Gerardus Baptist de Jong
Vice-Chairman acting as Chairman